January 3, 2008

Mail Stop 4561

Jeffrey T. Benton
President and Chief Executive Officer
DCB Financial Corp
110 Riverhead Ave.
Lewis Center, Ohio 43035
By U.S. Mail and facsimile to (740) 657-7901

Re: DCB Financial Corp
Form 10-K for the Fiscal Year ended December 31, 2006
Form 10-Q for the Fiscal Quarter ended March 31, 2007
Form 10-Q for the Fiscal Quarter ended June 30, 2007
File No. 000-22387

Dear Mr. Benton:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Accounting Branch Chief